EXHIBIT 21
SUBSIDIARIES OF BROADPOINT SECURITIES GROUP, INC.

COMPANY NAME	PLACE OF INCORPORATION

BROADPOINT CAPITAL, INC.	NEW YORK

BROADPOINT CAPITAL, LTD.	ENGLAND AND WALES

FA ASSET MANAGEMENT INC.	NEW YORK

BROADPOINT ENTERPRISE FUNDING, INC.	DELAWARE

FA TECHNOLOGY VENTURES CORP.	DELAWARE

BROADPOINT MANAGEMENT CORP.	NEW YORK

AMTECH TECHNOLOGY HOLDINGS, INC.	DELAWARE

BROADPOINT AMTECH, INC.	DELAWARE

BROADPOINT PRODUCTS CORP.	DELAWARE